FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of March

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       Form 40-F X

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date April 28, 2005 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

March 10, 2005

March 16, 2005

March 31, 2005

Press Release March 10, 2005
VIRGINIA GOLD MINES ANNOUNCES $16.1 MILLION UNDERWRITTEN PRIVATE PLACEMENT OFFERING

Virginia Gold Mining Inc. (“Virginia”) is pleased to announce that it has closed its previously announced underwritten private placement of 2,930,000 Units at a price of $4.10 per Unit. An underwriters’ option for the purchase of a further 1,000,000 Units was fully exercised resulting in aggregate gross proceeds of $16.1 million. Each Unit consists of one common share and one-quarter common share purchase warrant. Each whole warrant, in turn, entitles the holder to purchase an additional common share at a price of $5.40 for a period of 18 months from the Closing.

The proceeds from the private placement will be used for the advancement of the Company’s Eleonore property, and for general corporate purposes.

Orion Securities Inc. and BMO Nesbitt Burns Inc. co-led a syndicate that included First Associates Investments Inc. and Canaccord Capital Corporation.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $31 million, debt free, and with approximately 43 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

Press Release March 16, 2005
ÉLÉONORE PROJECT THE ROBERTO SYSTEM NOW CONFIRMED LATERALLY OVER MORE THAN 500 m AND TO A DEPTH OF 400 m

Virginia Gold Mining Inc. (“Virginia”) is pleased to announce new developments concerning the exploration program currently in progress on the Éléonore property (100% Virginia), situated in the Opinaca reservoir area of James Bay. Drilling on ice has now confirmed the continuity of the Roberto mineralized system over a lateral distance of more than 500 m and to a depth of 400 m. Furthermore, a new significant mineralized zone was discovered by drilling, over 200 m east of the Roberto zone, with grades of up to 3.81 g/t Au / 27 m, including 8.44 g/t Au / 8 m. In total, sixteen (16) new holes were drilled (ELE-05-58 à ELE-05-73).

South Extension
Holes that tested the extension of the mineralized system south of line 28+50N confirmed the continuity of the Roberto and Roberto Est zones and allowed better definition of their geometry. The two zones curve gradually to the ESE and can be traced in this direction over a lateral distance of more than 100 m up to line 27+50N, where they remain totally open. Holes ELE-05-69, 71 and 73, drilled to the west, all crosscut the Roberto zone, with intersections of 19.24 g/t Au / 13.0 m (ELE-05-69), 16.8 g/t Au / 9.9 m (ELE-05-71) and 10.08 g/t Au / 1.35 m (ELE-05-73). Drillhole ELE-05-67, also drilled to the west, almost completely overshot the Roberto zone. There recent results also demonstrate that the intersection grading 3.34 g/t Au / 3.0 m recently announced in hole ELE-05-57 (line 27+50N) is not part of the Roberto zone but rather represents a satellite zone (Mid-Roberto ?). The mineralized zone that really corresponds to the Roberto zone in this hole is almost totally crosscut by a pegmatite.

Drillholes ELE-05-59, 61 and 63 drilled to the south intersected the Roberto Est zone, which graded 9.40 g/t Au / 20.25 m (ELE-05-63), 11.2 g/t Au / 1.9 m (ELE-05-61) and 3.51 g/t Au / 2.0 m (ELE-05-59). With data currently available, it appears that these three drillholes are too short to test the extension of the Roberto zone southeast of line 27+50N.

North Extension
Many new drillholes have confirmed the northern extension of the Roberto zone between lines 31+50N and 32+50N and to a depth of 185 m, including results of 15.86 g/t Au / 5.6 m (ELE-05-68), 11.11 g/t Au / 3.0 m (ELE-05-60), 15.55 g/t Au / 2.0 m (ELE-05-62) and 6.42 g/t Au / 3.35 m (ELE-05-64). The Roberto zone remains totally open to the north and in depth.

Depth Extension
At the same time, drillhole ELE-05-65, the deepest one drilled to date on the Roberto zone, confirmed the zone’s continuity to a vertical depth of 400 m, with an intersection grading 14.72 g/t Au / 2 m. Furthermore, drillhole ELE-05-70 also crosscut the Roberto zone with an intersection grading 10.05 g/t Au / 4.3 m to a vertical depth of 300 m.

These very interesting results indicate that the Roberto auriferous system is now followed to a length of over 500 m and to a minimal depth of 400 m. The system remains open in all directions.

New zone
A new significant mineralized zone was discovered just over 200 m east of the Roberto zone. This new zone was intersected by two holes targetting the Roberto zone at depth and graded 3.81 g/t Au / 27 m, including 8.44 g/t Au / 8 m (ELE-05-70) as well as 3.99 g/t Au / 9 m (ELE-05-65).

Virginia is extremely encouraged by these new developments and will very actively pursue its work, using three drills in order to accelerate the evaluation of the Roberto and Roberto Est zones and the discovery of new zones.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For each significant mineralized intersection, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $31 million, debt free, and with approximately 43 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

Press Release March 31, 2005
ÉLÉONORE PROJECT THE ROBERTO SYSTEM NOW CONFIRMED LATERALLY OVER MORE THAN 700 m

Virginia Gold Mines Inc. (Virginia) is pleased to announce new developments concerning the exploration program currently in progress on its Éléonore project (100% Virginia), located in the Opinaca Reservoir area of James Bay. Drilling on ice has now confirmed the continuity of the Roberto mineralized system over a true lateral distance of more than 700 m. In total, twelve (12) new holes have tested the Roberto mineralized system (ELE-05-74 to ELE-05-84 and ELR-05-32).

Southeast Extension
Holes that tested the extension of the mineralized system south of line 65+50E (see surface plan) confirmed the continuity of the Roberto and Roberto Est zones. The Roberto zone yielded many new high-grade intersections including 15.91 g/t Au / 7.35 m (ELE-05-76), 14.64 g/t Au / 6.0 m (ELE-05-82), 15.37 g/t Au / 3.0 m (ELE-05-78), 25.84 g/t Au / 1.65 m and 10.87 g/t Au /1.9 m (ELE-05-84).

Many complementary analysis results were also received on some holes previously announced. The Roberto zone, which was partially intersected in hole ELE-05-67 (previously announced), graded 17.37 g/t Au / 1.9 m. New data also allowed us to conclude that hole ELE-05-59 crosscuts the Roberto zone with an intersection grading 3.64 g/t Au / 2.10 m. The Roberto zone is not present in the underlying hole ELE-05-61 (pegmatite) nor in holes ELE-05-63, 74 and 81, located further east.

The continuity of the Roberto Est zone was confirmed up to line 65+50E by hole ELE-05-81, which crosscut an intersection grading 5.52 g/t Au / 20.8 m, including 7.94 g/t Au / 9.0 m as well as two other mineralized lenses in the immediate hanging wall of the main lens, which graded 8.29 g/t Au / 2.25 m and 9,67 g/t Au / 1.25 m. The zone remains completely open to the southeast and at depth. Two other holes intersected the Roberto Est zone and yielded 12.88 g/t Au / 2.2 m and 8.79 g/t Au / 3.4 m (ELE-04-74) and 8.45 g/t Au / 3.0 m (ELE-05-84). Holes ELE-05-78 and 82 were not positioned to test the Roberto Est zone.

In brief, the Roberto Est zone is better developed to the east of line 64+50E and appears to take over the Roberto zone as the main lens of the Roberto system.

North Extension
Some new holes tested the north extension of the Roberto and Roberto Est zones between lines 31+75N and 33+00N. These holes confirmed the continuity of the Roberto zone to a vertical depth of 240 m and yielded results including 16.25 g/t Au / 2.1 m (ELE-05-75), 7.76 g/t Au / 2.55 m (ELE-05-83) and 4.15 g/t Au / 0.5 m (ELR-05-32). Hole ELE-05-77 overshot the Roberto zone, its collar being too much to the west.

The Roberto Est zone was also confirmed to a vertical depth of 200 m with results including 11.09 g/t Au / 2.75 m (ELE-05-75), 14.69 g/t Au / 3.0 m (ELE-05-79) and 4.06 g/t Au / 1.55 m (ELE-05-83). Furthermore, complementary results recently obtained also confirmed the presence in hole ELE-05-58 (low values previously announced) of the Roberto Est zone, which graded 7.56 g/t Au / 6.0 m.

The Roberto and Roberto Est zones remain totally open to the north and at depth.

Depth Extension
Hole ELE-05-80 also confirmed the continuity of the Roberto zone to a vertical depth of 370 m in section 30+00N, with an intersection grading 24.55 g/t Au / 3.25 m. Both the Roberto and Roberto Est zones remain totally open at depth.

New Zone
Hole ELE-05-80 also intersected another mineralized zone, which graded 4.15 g/t Au / 4.0 m. This zone could be linked to the new zone discovered by holes ELE-05-65 and 70, recently announced. The zone curves gradually to the southeast as is the case for the Roberto and Roberto Est zones.

These very significant results indicate that the auriferous Roberto system is now followed over a true length of more than 700 m and to a minimal depth of 400 m. The system remains open in all directions.

Virginia is extremely encouraged by these new developments and will very actively pursue its work, using three drills.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For each significant mineralized intersection, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $31 million, debt free, and with approximately 43 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca